UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: February 27, 2023

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

Corporate Taxpayer's ID (CNPJ/ME): 02.421.421/0001-11

Corporate Registry (NIRE): 33.300.324.631

MATERIAL FACT

TIM S.A., (“TIM” or “Company”) (B3: TIMS3; NYSE: TIMB), pursuant to Article 157, §4º, of Law No. 6404, of December 15, 1976, as amended (“Corporate Law”), and the provisions of CVM Resolution No. 44/2021, as well as CVM Resolution No. 78/2022, communicates to its shareholders and the market in general the following:

On today's date, the Board of Directors approved (i) the terms and conditions of the merger, by the Company, of Cozani RJ Infraestrutura e Redes de Telecomunicações S.A., a special purpose company acquired from Oi S.A. – Under Judicial Reorganization on April 20, 2022 (“Cozani”), as per the Material Fact disclosed on the same date, being currently wholly owned by the Company (“Merger”); and (ii) the proposal to call the Company’s Ordinary and Extraordinary General Meeting to March 30, 2023 (“Meeting”) to deliberate on said Merger.

1. Companies involved in the operation and brief description of the activities carried out by them.

This is a Merger involving the Company and Cozani, a company wholly owned by TIM, as described below.

The current simplified corporate structure of the companies involved in the Merger is as follows:

The Company is a publicly traded company whose main purpose is to provide telecommunications services and carry out activities necessary or useful for the performance of these services.

Cozani, in turn, is a privately held company whose main purpose is the provision of telecommunications services, especially the provision of personal mobile service – SMP and multimedia communication service – SCM.

2. Operation description and purpose

The operation to be submitted to the Meeting consists of the Merger of Cozani by the Company, which will be carried out on the Effective Date (as defined below) through the transfer, to the Company, of the totality of Cozani's shareholders' equity, evaluated based on its book value on December 31, 2022 (“Base Date”) for the amount of R$ 1,041,136,009.47 (one billion, forty-one million, one hundred and thirty-six thousand, nine Reais and forty-seven cents), pursuant to the appraisal report valuation of Cozani's shareholders' equity prepared by APSIS CONSULTORIA E AVALIAÇÕES LTDA., a company registered with CNPJ/ME under No. 08.681.365.0001/30 and and registered with the Regional Accounting Council of the State of Rio De Janeiro (“CRC”) under No. 005112/O-9 (“Appraisal Report”).

Considering that Cozani is fully owned by the Company and, therefore, the interest in Cozani with all that it represents is included in the Company's assets, the Merger will not result in an increase in the capital stock or in the issuance of new shares of the Company. As a result of the Merger, Cozani will be extinguished and succeeded by the Company in all its rights and obligations on the Effective Date (as defined below), pursuant to article 227 of the Corporate Law, and the shares issued by Cozani will be canceled and extinguished, as provided for in article 226, paragraph 1 of the Corporate Law, with no replacement of shares issued by Cozani for shares issued by the Company. The Merger will not entail any change in the shareholding structure, in the capital stock and in the Company's Bylaws.

The purpose of the Merger is to simplify the Company's corporate structure, eliminate overlapping authorizations for exploring the SMP service, as well as standardize the provision of services provided by the companies involved, and will also provide for the concentration of activities related to the provision of personal mobile telecommunications services in a single company, TIM.

3. Main benefits, costs, and risks of the operation

Considering that TIM and Cozani provide the same personal mobile telephony services, the concentration of the provision of these telecommunication services in TIM, on the Effective Date, as defined in item 10 below, will simplify TIM's corporate structure, in addition to result in the optimization of operating costs and the efficient allocation of investments due to the integration of incorporated assets.

As intended with the Company's acquisition of a controlling interest in Cozani, the Merger will make it possible for the Company to reinforce its position in a key market and improve the coverage and quality of services provided to customers.

Considering that Cozani is wholly owned by the Company, the Merger does not involve relevant costs, as well as there are no relevant risk factors related to the Merger.

4. Share exchange ratio.

Considering that, besides the Company, there are no other shareholders of Cozani, since it is currently wholly owned by the Company, there is no need to consider the replacement of shares issued by Cozani for shares issued by the Company.

5. Criteria for setting the replacement ratio.

Not applicable.

6. Main assets and liabilities that will form each portion of equity, in case of spin-off.

Not applicable.

7. Calculation of the share exchange ratio, pursuant to article 264 of Law No. 6,404, from 1976.

Considering that the Merger does not change the participation of TIM's shareholders, since Cozani is wholly owned by the Company, there is no need to consider the replacement of minority shares of Cozani with shares issued by the Company, nor, consequently, the interests of minority shareholders to be protected, with the provisions of article 264 of the Brazilian Corporate Law inapplicable. according to the understanding of the Superintendence of Relations with Companies – SEP.

8. Applicability of the right of withdrawal and reimbursement amount.

Considering that there are no minority shareholders of Cozani, as it is currently wholly owned by the Company, there is no need consider the dissent and exercise of withdrawal rights by minority shareholders of Cozani, as provided for in articles 136, IV, and 137 of the Law of the S.A.

9. Authorities Approval.

The effectiveness of the Merger depends on obtaining prior consent from the Agência Nacional de Telecomunicações (“ANATEL”) and other suspensive conditions indicated in item 10 below.

10. Other Relevant Information.

The Merger depends on obtaining prior consent from ANATEL and the conclusion of operational procedures related to systemic parameterization. In view of this, the effectiveness of the General Shareholder’s Meeting resolution will be conditioned to a new resolution of the Company's Board of Directors, in a meeting to be held especially for this purpose, to verify the occurrence of said conditions ("Prevailing Conditions"), when then, the Merger will become effective (“Effective Date”).

The documents necessary for the resolution at the General Shareholder’s Meeting regarding the Merger in question are available to shareholders at the Company's headquarters and may also be consulted on the websites of the Brazilian Securities Commission – CVM (www.cvm.gov.br), B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br) and the Company (https://ri.tim.com.br/).

Rio de Janeiro, February 27th, 2023.

TIM S.A.
Alberto Griselli Chief Executive Officer, Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: February 27, 2023	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer